ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Kathleen M. Nichols
T +1 617 854 2418
kathleen.nichols@ropesgray.com

March 21, 2017

VIA EDGAR

Ms. Kathryn Hinke

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.  20549

Re:     Voya Series Fund, Inc. (File Nos.  33-41694; 811-06352)

Dear Ms. Hinke:

This letter responds to comments provided to Kathleen Nichols, William Beaudoin, and Jordan Marciello on March 13, 2017, by the Staff of the U.S. Securities and Exchange Commission (“Staff” or “SEC”) for Post-Effective Amendment No. 203 (the “485(a) Amendment”) to the Registration Statement of Voya Series Fund, Inc. (the “Registrant”), filed on or about January 25, 2017 on Form N-1A for the Registrant. Our summary of the comments and our responses thereto are provided below.

GENERAL COMMENT

1.                                      Comment:                                     The Staff requests that the Registrant confirm that all missing or bracketed information in its Prospectus or Statement of Additional Information (“SAI”) and any missing exhibits will be included in a subsequent Post-Effective Amendment.

Response:                                        The Registrant confirms.

PROSPECTUS

Fees and Expenses of the Fund

2.                                      Comment:                                     The Staff requests that the “Share Status” column, located in the chart under the section entitled “Expense Example” in the Fund’s summary Prospectus, be deleted since there is no redemption fee or Contingent Deferred Sales Charge (“CDSC”) with respect to Class T shares of the Fund.

Response:                                        The Registrant respectfully declines to make this change.  This table reflects a global format across the Voya Family of Funds’ reports and, as it stands, is compliant with Item 3 of Form N-1A.

3.                                      Comment:                                     Given that the Voya Global Multi-Asset Fund uses the term “global” in its name, please expressly describe how the Fund will invest its assets in investments that are tied economically to a number of countries throughout the world.  Please refer to Investment Company Act Release No. 24828 at footnote 42.

Response:                                        The Registrant appreciates the Staff’s comment but the Registrant believes that the current disclosure is consistent with the guidance provided by the U.S. Securities and Exchange Commission in footnote 42 of the Investment Company Act Release No. 24828.

4.                                      Comment:                                     The Staff requests that the Registrant please explain the reason for including the estimated amounts, as indicated in footnote 1 of the Annual Fund Operating Expenses table, which states:

Other Expenses are based on estimated amounts for the current fiscal year.

Response:                                        As Class T shares of the Registrant are a new share class to the Voya family of funds, the Registrant believes that the use of estimated expenses is appropriate.

5.                                      Comment:                                     The Staff requests that, with respect to footnote 3 of the Annual Fund Operating Expenses table, the Registrant revise this disclosure to state that the amount of the recoupment of prior year expenses that can be recaptured is limited to the lesser of (i) the expense cap in effect at the time of the waiver, and (ii) the expense cap in effect at the time of recapture.

Response:                                        The Registrant appreciates the Staff’s comment but believes that the requested disclosure is not required to be included as a footnote to the fee table by Form N-1A. Additionally, the Registrant confirms it is in compliance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 in instances where a Fund’s fee waiver arrangement is modified to increase a Fund’s expense cap.

6.                                      Comment:                                     The Staff requests that, with respect to footnote 3 of the Annual Fund Operating Expenses table, that the Registrant confirm that any expense limitations or waiver arrangements included in the fee table or example expenses for the Fund will be in place for at least a year from the date of the Fund’s prospectus.

Response:                                        The Registrant confirms that the contractual expense limitation with respect to Class T shares will be in place for at least a year from the date of the Fund’s prospectus, currently through October 1, 2018. The Registrant notes that the contractual waiver of 0.02% of the adviser’s management fee will expire on October 1, 2017 and this waiver is not reflected in amounts presented in the fee table or example expenses for the Fund.

Principal Investment Strategies and Risks

7.                                      Comment:                                     Regarding total return swaps, as listed in paragraph three of this section of the Fund’s summary Prospectus, please acknowledge to the Staff that the Registrant is aware of the provisions on asset coverage discussed in Investment Company Act Release 10666 (April 18, 1979) (“Release 10666”); is familiar with the Concept Release relating to these issues (Investment Company Act Release 29776 (August 31, 2011) (“Release 29776”)); and is aware that the SEC may issue further guidance on such transactions that could affect Fund operations.

Response:                                        The Registrant acknowledges that it is aware of the provisions on asset coverage discussed in Release 10666, is familiar with Release 29776 relating to these issues, and is aware that further SEC guidance on total return swaps could affect the Fund’s operations.

8.                                      Comment:                                     The Staff requests that the Registrant add disclosure explaining what duration means in the summary Prospectus in addition to its current explanation in the statutory Prospectus.  For instance, when the summary Prospectus reads (emphasis added):

There is no limit on the maturity or duration of any investment by the Fund in debt securities.

Response:                                        The Registrant has added the following language to the Fund’s strategy:

“Duration is the most commonly used measure of risk in fixed-income investment as it incorporates multiple features of the fixed-income instrument (e.g., yield, coupon, maturity, etc.) into one number. Duration is a measure of sensitivity of the price of a fixed-income instrument to a change in interest rates. Duration is a weighted average of the times that interest payments and the final return of principal are received. The weights are the amounts of the payments discounted by the yield-to-maturity of the fixed-income instrument. Duration is expressed as a number of years. The bigger the duration number, the greater the interest-rate risk or reward for the fixed-income instrument prices. For example, the price of a bond with an average duration of five years would be expected to fall approximately 5% if interest rates rose by 1%. Conversely, the price of a bond with an average duration of five years would be expected to rise approximately 5% if interest rates drop by 1%.”

9.                                      Comment:                                     Please explain supplementally what regulatory authority is relied upon to invest “. . . up to 70% of [the Fund’s] total assets in exchange-traded funds” (“ETFs”) as noted in the Fund’s principal investment strategy and what regulatory authority is relied upon to operate as a fund-of-fund.

Response:                                        With respect to the Fund’s investments in ETFs, the Fund intends to rely upon exemptive relief issued by the U.S. Securities and Exchange Commission to an ETF for the Fund’s investments in excess of the limits permitted under Section 12 of the 1940 Act.

10.                               Comment:                                     The Staff requests that the Registrant confirm that, through investments in underlying funds, the Fund will not concentrate in any industry, such as those listed in the last paragraph before the section entitled “Principal Risks.”

Response:                                        The Registrant is not aware of any requirement to “look through” its investments in an underlying fund to the underlying securities held by the underlying fund for purposes of determining compliance with its policy on concentration.

11.                               Comment:                                     Please confirm that each principal risk listed in the summary Prospectus is indeed a principal risk of the Fund based on the amount of the Fund’s assets invested in each strategy.

Response:                                        The Registrant so confirms.

12.                               Comment:                                     In addition to the confirmation requested above in Comment 11, the Staff also requests that the Registrant please confirm that the each principal risk listed in the summary Prospectus have a corresponding investment strategy for the Fund, such as bank investments or commodities.

Response:                                        The Registrant so confirms.

13.                               Comment:                                     Under the risk entitled “Credit Default Swaps,” the Staff notes that the disclosure refers to other related risks such as counterparty, credit, valuation, liquidity, and leveraging.  Please confirm that disclosure relating to these underlying risks appears elsewhere in the in the Prospectus.

Response:                                        The Registrant confirms that disclosure as to counterparty, credit, liquidity, and leverage risks appear in the Fund’s prospectus.  Further the Registrant has added the following to the Credit Default Swaps risk:

“In addition, credit default swaps expose the Fund to the risk of improper valuation.”

14.                               Comment:                                     The Staff notes that ETFs are included within the risk entitled “Other Investment Companies.”  Please consider including a separate ETF risk given that the Fund can invest up to 70% of its assets in ETFs.

Response:                                        The Registrant appreciates the Staff’s comment but believes that the risk titled “Other Investment Companies” as currently included in the Fund’s summary prospectus is appropriate as that risk addresses ETFs. Further the Registrant notes that the version of this risk as presented in the statutory prospectus contains additional disclosure specific to risks of investments in ETFs.

Performance Information

15.                               Comment:                                     With respect to the “Calendar Year Total Returns” bar chart, please consider including a footnote with year-to-date returns for the most recent quarter, since the Fund’s fiscal year end is May 31st.

Response:                                        The Registrant respectfully declines to make the requested disclosure change as the registration statement with respect to the Fund will be effective as of March 27, 2017 and the most recent calendar quarter prior to this date will be the calendar year for which performance information is provided.

16.                               Comment:                                     With respect to the “Average Annual Total Returns” table, consider deleting the “Inception Date” column as there are no returns provided in this column.  The Staff asks that the Registrant confirm the Fund’s listed inception date of January 20, 1997.

Response:                                        The Registrant respectfully declines to make this change.  This performance table reflects a global format across the Voya Family of Funds’ reports and, as it stands, is compliant with Form N-1A. The Registrant confirms that the inception date for Class A shares is January 20, 1997.

17.                               Comment:                                     The Staff requests that the Registrant confirm whether the S&P Target Risk Growth Index, the Fund’s benchmark index, will be changed with the Fund’s strategy and name change.  If so, please include a footnote to that fact.

Response:                                        The Registrant confirms that the Fund’s benchmark index will remain the S&P Target Risk Growth Index.

18.                               Comment:                                     In the narrative preceding the performance charts, please explain which index is the benchmark index and which is the additional index per Instruction 2(b) of Item 4(b)(2) of Form N-1A.

Response:                                        The Registrant appreciates the Staff’s comment but believes the current disclosure is adequate.

19.                               Comment:                                     With respect to the paragraph immediately preceding the “Calendar Year Total Returns” bar chart, please consider removing the reference to strategy changes on August 21, 2010 and April 4, 2008 as those strategy changes predate the changes effective January 20, 2017.

The Fund’s performance prior to January 20, 2017 reflects returns achieved pursuant to different principal investment strategies. ~~The Fund’s performance prior to August 21, 2010 reflects returns achieved pursuant to different principal investment strategies. The Fund’s performance prior to April 4, 2008 reflects returns achieved pursuant to different principal investment strategies.~~ If the

Fund’s current strategies had been in place for the prior periods, the performance information shown would have been different.

Response:                                        The Registrant appreciates the Staff’s comment but believes that the inclusion of references to strategy changes on August 21, 2010 and April 4, 2008 is beneficial to shareholders as performance is provided for periods inclusive of these strategy changes.

General Prospectus Comments

More Information About the Fund

20.                               Comment:                                     Under the sub-section entitled “Description of the Fund’s Call Writing Strategy” which appears in the Fund’s statutory Prospectus, consider adding additional disclosure about the intention to write call options in the Fund’s summary Prospectus.

Response:                                        The Registrant has removed the referenced language.

21.                               Comment:                                     Under the sub-section entitled “Foreign Investments/Developing and Emerging Markets,” please consider revising the first sentence given the Fund’s name and strategy changes.

Response:                                        The Registrant respectfully declines to make this change.  This risk reflects a global format across the Voya Family of Funds’ prospectuses and would apply to any fund with foreign investment risk.

22.                               Comment:                                     Under the sub-section entitled “Other Investment Companies,” please confirm that Holding Company Depositary Receipts (“HOLDRs”) both a principal investment strategy and principal risk of he Fund.  The Staff further requested that the Registrant clarify what Holding Company Depositary Receipts are and that the Registrant supplementally explain why the Fund considers them to be investment companies.

Response:                                        The Registrant believes that the risk disclosure included in the Registration Statement appropriately describes what exchange-traded funds and Holding Company Depositary Receipts are.

23.                               Comment:                                     Under the sub-section entitled “Real Estate Companies and Real Estate Investment Trusts (REITs),” please further explain what a REIT is in the first sentence of the paragraph.

Response:                                        The Registrant appreciates the Staff’s comment but believes the current disclosure is adequate.

24.                               Comment:                                     Under the sub-section “Additional Risks” and the sub-sub-section “Counterparty,” the Staff notes that “counterparty” and “leverage” are included in this description.  Please consider whether these would also be principal risks, since derivatives are a principal risk of investing in the Fund.

Response:                                        The Registrant appreciates the Staff’s comment but believes that the inclusion of these as Additional Risks that apply generally is appropriate in light of the Fund’s principal investment strategy.

25.                               Comment:                                     Under the sub-section “Additional Risks” and the sub-sub-section “Duration,” please explain why duration is not a principal risk given that debt is a principal investment strategy of the Fund.

Response:                                        The Registrant has added additional information regarding Duration to the Fund’s principal investment strategy and confirms that Duration is included as an “Additional Risk” that applies in the Fund’s prospectus and is appropriate in light of the Fund’s principal investment strategy.

Information about the Underlying Funds

26.                               Comment:                                     In the fourth line of the first paragraph, please consider changing the language to refer to principal strategies and risks instead of “main investments and main risks.”

Response:                                        The Registrant appreciates the Staff’s comment but believes the current disclosure is appropriate when used in reference to the Underlying Funds.

27.                               Comment:                                     The Staff notes that not all risks listed in this section are risks of the Fund itself.  Please confirm that the Registrant is appropriately noting the principal risks as they relate to the investment in underlying funds.

Response:                                        The Registrant so confirms.

28.                               Comment:                                     Under the section entitled “KEY INFORMATION ABOUT THE UNDERLYING FUNDS,” the Staff asks that the Registrant consider adding a cross-reference to the descriptions of the principal risks of the underlying funds.

Response:                                        The Registrant has added the following to the section entitled “KEY INFORMATION ABOUT THE UNDERLYING FUNDS:”

“Please refer to the section titled “MORE INFORMATION ABOUT PRINCIPAL RISKS THAT APPLY TO THE UNDERLYING FUNDS” for a description of the principal risks of the underlying funds.”

29.                               Comment:                                     In the sub-section entitled “MORE INFORMATION ABOUT PRINCIPAL RISKS THAT APPLY TO THE UNDERLYING FUNDS,” the Staff notes that in some instances the term “Fund” is used instead of “Underlying Fund.”  The Staff asks that the Registrant use the latter term in order to avoid any confusion with the actual Fund itself.

Response:                                        The Registrant has revised the disclosure to reflect Underlying Funds.

30.                               Comment:                                     Under the sub-section entitled “MORE INFORMATION ABOUT PRINCIPAL RISKS THAT APPLY TO THE UNDERLYING FUNDS,” the sub-sub-section entitled “Concentration (Index),” and the sub-sub-section entitled “Index Strategy,” please describe what is meant by the language “the Fund’s index.”

Response:                                        The Registrant appreciates the Staff’s comment but believes the current disclosure is adequate.

32.                               Comment:                                     Please confirm that the risk language attributable to the Underlying Funds matches the risk language for the Fund elsewhere. If the language regarding these risks do not match, please disclose that these are the risks for the Underlying Funds as disclosed within their individual prospectuses.

Response:                                        The Registrant confirms that the disclosure describing a particular risk of an underlying fund is identical to the disclosure of the same risk as applied to the Fund.

Management of the Fund

33.                               Comment:                                     With respect to footnote one of the “Management Fee” table, the Staff asks that the Registrant consider removing this footnote since more than one year has passed since the November 30, 2015 change.

Response:                                        The Registrant has removed the referenced language.

34.                               Comment:                                     In the last sentence of the last paragraph under the sub-section entitled “Management Fee,” please update the referenced report, currently the semi-annual shareholder report dated November 30, 2014, to a more recent report, as appropriate.

Response:                                        The Registrant has replaced the referenced disclosure with the following:

“For information regarding the basis for the Board’s approval of the investment advisory and investment sub-advisory relationships, please refer to the Funds’ unaudited semi-annual shareholder report dated November 30, 2016.”

Sales Charges

35.                               Comment:                                     Under the sub-section entitled “Category One Intermediary,” the Staff notes that investors will not know whether a financial intermediary has an agreement to sell Class T shares and thus requests that the Registrant either specify the intermediaries with these agreements or omit the reference to these agreements.

Response:                                        The Registrant has removed the referenced language.

36.                               Comment:                                     Under the sub-section entitled “Category One Intermediary,” the Staff notes that information regarding “financial intermediary-specific waivers” is to be inserted. Please provide the proposed disclosure for the staff’s review in advance of filing the Registrants next pre-effective amendment.

Response:                                        The Registrant has removed the referenced language.

How to Buy Shares

37.                               Comment:                                     With respect to Capital One Investing, LLC (“Capital One”), the entity listed in the sixth paragraph under the sub-section entitled “Customer Identification,” please explain the role of Capital One, as it is not otherwise clear why this entity is included here.

Response:                                        The Registrant has removed the referenced language.

How to Exchange Shares

38.                               Comment:                                     Under the sub-section entitled “Exchanges Between Classes of Shares of the Same Fund” neither “CDSC” nor “CDSC period” are defined.  Since this is the first use of both terms, the Staff requests that these terms be defined here.

Response:                                        The Registrant has revised the requested language as follows: “except that you may not exchange shares that are subject to a contingent deferred sales charge (“CDSC”) until the applicable CDSC period has expired.”

Frequent Trading — Market Timing

39.                               Comment:                                     In the penultimate sentence in the third paragraph of the section, the Staff asks that the Registrant confirm whether this sentence (included below; emphasis added) is relevant here, as the paragraph initially appears to be discussing “Underlying Funds.”

Currently, Interactive Data Pricing provides such services to the Fund.

Response:                                        The Registrant so confirms.

Payments to Financial Intermediaries

40.                               Comment:                                     Please confirm the list of top firms paid to sell the Registrant’s Funds in this section.

Response:                                        The Registrant confirms that the list of top firms paid to sell the Registrant’s Funds in the section of the Prospectus entitled “Payments to Financial Intermediaries” is correct.

Dividends, Distributions, and Taxes

41.                               Comment:                                     Please confirm that the disclosure under the sub-section entitled “Dividend Reinvestment” is correct for Class T shares, as it is noted previously that Class T shares cannot be exchanged.

Response:                                        The Registrant so confirms.

STATEMENT OF ADDITIONAL INFORMATION

42.                               Comment:                                     Under the section entitled “SUPPLEMENTAL DESCRIPTION OF FUND INVESTMENTS AND RISKS” and the sub-sub-section entitled “DERIVATIVE INSTRUMENTS,” the first two sentences stat that the Fund and the Underlying Funds may invest in derivatives, but the Staff notes that this could be relevant for other instruments, such as ETFs. Thus, the Staff asks that the Registrant consider adding comparable language when appropriate, tailoring accordingly.

Response:                                        The Registrants appreciate the Staff’s comment and will consider revising in connection with the funds’ next annual update.

43.                               Comment:                                     Under the section entitled “SUPPLEMENTAL DESCRIPTION OF FUND INVESTMENTS AND RISKS” and the sub-sub-section entitled “Put and Call Options,” the Staff asks that the Registrant consider adding language in the Prospectus about writing options.  Additionally, the Staff asks that the Registrant confirm the appropriateness of indicating that options will be “covered” in the Fund’s Prospectus.

Response:                                        The Registrants appreciate the Staff’s comment and will consider revising in connection with the funds’ next annual update.

44.                               Comment:                                     Under the section entitled “SUPPLEMENTAL DESCRIPTION OF FUND INVESTMENTS AND RISKS” and the sub-sub-section entitled “INVESTMENT TECHNIQUES,” the Staff asks that the introduction to the paragraph under the “Borrowing” heading be revised to state that some parts of this section are only applicable to the Fund and not just the Underlying Funds.

Response:                                        The Registrants appreciate the Staff’s comment and will consider revising in connection with the funds’ next annual update.

45.                               Comment:                                     Under the section entitled “Expense Limitations,” the Staff requests that the Registrant clarify in the first paragraph that a recoupment cannot exceed the expense limitation at the time it is waived.

Response:                                        The Registrant appreciates the Staff’s comment but believes that the requested disclosure is not required to be included by Form N-1A. Additionally, the Registrant confirms it is in compliance with the guidance set forth in the 2009 Investment Companies Industry Developments Audit Risk Alert ARA-INV.73 in instances where a Fund’s fee waiver arrangement is modified to increase a Fund’s expense cap.

46.                               Comment:                                     Under the section entitled “Distribution and Servicing Plans” and the sub-section entitled “Total Distribution and Shareholder Services Fees Paid,” the Staff requests that the Registrant note that the fees indicated here were paid by other classes, as Class T shares were not yet operational.

Response:                                        The Registrant has added the requested language as follows:

“As Class T shares were not in operation during the fiscal year, amounts presented were paid by the Fund’s other share classes.”

47.                               Comment:                                     Under the section entitled “Financial Statements,” the Staff notes that the first sentence appears to be incorporating both the Fund’s annual shareholder report for the fiscal year ended May 31, 2016, as well as the Fund’s semi-annual shareholder report from November 30, 2016.  Please revise to clarify.

Response:                                        The Registrant has revised the requested language as follows:

“The Fund’s financial statements for the fiscal year ended May 31, 2016, including the independent registered public accounting firm’s report thereon found in the Fund’s most recent annual report to shareholders are incorporated into this SAI by reference.~~, and~~   In addition, the Fund’s unaudited financial statements for the period ended November 30, 2016 included in the Fund’s semi-annual report to shareholders are incorporated into this SAI by reference.”

* * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 617-854-2418.

Very truly yours,

/s/ Kathleen Nichols
Kathleen Nichols

Attachment

cc:                                Elizabeth J. Reza, Esq.